# SEC Schedule 13G/A (Amendment No. 28) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: G-III Apparel Group, Ltd., CIK 0000821002
CUSIP: 36237H101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 512 Seventh Ave, New York, New York (NY), 10018
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001007772

## Reporting persons
- Morris Goldfarb: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,324,259; shared voting power 2,400,496; sole dispositive power 2,324,259; shared dispositive power 2,400,496; aggregate amount beneficially owned 4,724,755 (11.1% of the class)
  Comment: Footnote to Row 9: aggregate amount of beneficially owned shares includes (i) 166,750 shares owned by Goldfarb Family Partners L.L.C., of which the reporting person is the sole Manager, (ii) 140,258 shares owned by The Morris and Arlene Goldfarb Family Foundation, Inc., of which the reporting person is the President and Treasurer, (iii) 1,970,830 shares owned jointly with the reporting person's spouse, (iv) 29,666 shares owned by the reporting person's spouse, (v) 200,000 shares held by The Morris Goldfarb 2012 Delaware Trust (the reporting person serves as a member of the Trust Committee of the Trust, which directs the Trustee's decisions as to voting and disposition of the shares held in the Trust), (vi) 200,000 shares held by The Arlene Goldfarb 2012 Delaware Trust (the reporting person's spouse serves as a member of the Trust Committee of the Trust, which directs the Trustee's decisions as to voting and disposition of the shares held in the Trust), and (vii) 277,299 shares issuable upon vesting of restricted stock units, which are subject to various vesting conditions. In addition to the shares listed above, Mr. Goldfarb has the right to receive an aggregate of 1,115,950 shares of Common Stock pursuant to performance share units, subject to the satisfaction of performance or market conditions and required time vesting periods. The number of shares earned could increase or decrease depending upon actual performance or market conditions achieved relative to targets.

## Item 1. Issuer
Name of issuer: G-III Apparel Group, Ltd.
Address of issuer's principal executive offices: 512 Seventh Ave, New York, NY 10018

## Item 2. Person Filing
Name of person filing: See Item 1 of the cover page attached hereto
Address of principal business office or, if none, residence:
c/o G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, New York 10018
Citizenship: See Item 4 of the cover page attached hereto

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page attached hereto
Percent of class: See Item 11 of the cover page attached hereto. All calculations are based upon 42,189,287 shares of Common Stock outstanding on December 31, 2025 (excluding treasury shares). The foregoing information as to the Issuer's shares outstanding was provided by the Issuer.
Sole power to vote or to direct the vote: 2,324,259
Shared power to vote or to direct the vote: 2,400,496
Sole power to dispose or to direct the disposition: 2,324,259
Shared power to dispose or to direct the disposition: 2,400,496

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Morris Goldfarb: /s/ Morris Goldfarb, Chief Executive Officer (02/17/2026)